UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO.   )*

Under the Securities Exchange Act of 1934

Catalyst Lighting Group, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

14887 U 201
(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14887 U 201	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,861,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,861,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,861,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.16%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 14887 U 201	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,861,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,861,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,861,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.16%
14	TYPE OF REPORTING PERSON (see Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Catalyst Lighting Group, Inc., a Delaware corporation (the “Company”), with principal executive offices at 1328 West Balboa Boulevard, Suite C, Newport Beach, CA 92661.

Item 2.  Identity and Background.

This statement is being filed jointly by Woodman Management Corporation (“WMC”), a California corporation, and David Weiner, a citizen of the United States (collectively, the “Reporting Persons”).

WMC is a consulting firm that holds securities of the Company as described below.  David Weiner is an investment consultant for, and is the sole director, stockholder and officer of, WMC.

The address for Mr. Weiner and WMC is 3490 Laurel Canyon Boulevard., Suite 327, Studio City, California 91604.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 3, 2010, WMC purchased an aggregate of 3,861,721 shares of Company common stock from Keating Investments, LLC, a Delaware limited liability company, Mr. Kevin R. Keating, Lionsridge Capital, LLC, an Illinois limited liability company, Laurus Master Fund, Ltd., a Cayman Island company and Garisch Financial, Inc., an Illinois corporation in exchange for aggregate consideration of $210,129.51.  The shares owned by WMC were acquired using general working capital funds.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the 3,861,721 shares of Common Stock of the Company beneficially owned by the Reporting Persons, and to which this Schedule 13D relates, are held as an investment.

The Reporting Persons are in the process of exploring a number of proposals which may result in the acquisition by a third party of additional securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a change in the present board of directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; a material change in the Company's business or corporate structure; and/or a change in Company's charter, bylaws or instruments corresponding thereto.  Such proposals have not yet materialized.  Except as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 2, 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of February 3, 2010, WMC beneficially owned 3,861,721 shares of Common Stock of the Company.  Assuming a total of 4,331,131 shares of the Company’s Common Stock outstanding as reported in the First Amendment to the Company’s Annual Report on Form 10-K for the period ended September 30, 2009, WMC’s ownership constitutes approximately 89.16% of the shares of the Company’s Common Stock issued and outstanding.  WMC shares the power to vote and direct the disposition of such securities with David Weiner.

As of February 3, 2010, David Weiner, as the sole shareholder, officer and director of WMC, may be deemed to beneficially own 3,861,721 shares of Common Stock of the Company.  Assuming a total of 4,331,131 shares of Company Common Stock outstanding as reported in the First Amendment to the Company’s Annual Report on Form 10-K for the period ended September 30, 2009, Mr. Weiner’s beneficial ownership constitutes 89.16% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner shares the power to vote and direct the disposition of such securities with WMC.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1   Joint Filing Agreement.

2   Stock Purchase Agreement dated January 15, 2010, among Keating Investments, LLC, a Delaware limited liability company, Mr. Kevin R. Keating, Lionsridge Capital, LLC, an Illinois limited liability company, Laurus Master Fund, Ltd., a Cayman Island company, Garisch Financial, Inc., an Illinois corporation (“GFI”) and Woodman Management Corporation, a California corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Woodman Management Corporation
a California corporation

Dated: February 16, 2010	/s/ David Weiner
By: David Weiner
Its: President

Dated: February 16, 2010	/s/ David Weiner
David Weiner

EXHIBIT INDEX

Exhibit No.

1   Joint Filing Agreement.

2   Stock Purchase Agreement dated January 15, 2010, among Keating Investments, LLC, a Delaware limited liability company, Mr. Kevin R. Keating, Lionsridge Capital, LLC, an Illinois limited liability company, Laurus Master Fund, Ltd., a Cayman Island company, Garisch Financial, Inc., an Illinois corporation (“GFI”) and Woodman Management Corporation, a California corporation.